UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Legacy Reserves Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

524706108

(CUSIP Number)

Baines Creek Capital, LLC

11940 Jollyville Road

Suite 210-S

Austin, Texas 78759

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,783,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,783,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,783,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Special Purpose Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,919,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,919,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,919,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,783,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,783,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,783,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek SP GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,919,802
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,919,802
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,919,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,703,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,703,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,703,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Kevin Tracy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,510
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,703,052
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,510
	10	SHARED DISPOSITIVE POWER

24,703,052
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,710,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.5%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Jeremy Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		9,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		138,317
PERSON WITH	9	SOLE DISPOSITIVE POWER

9,000
	10	SHARED DISPOSITIVE POWER

138,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,317
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

James Schumacher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Brian Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		179,872
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		26,403,289
PERSON WITH	9	SOLE DISPOSITIVE POWER

179,872
	10	SHARED DISPOSITIVE POWER

26,403,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,583,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

William L. Thacker, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Stacy Hock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		452,301
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

452,301
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

452,301
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 524706108

The following constitutes Amendment No. 4 to the Schedule 13D (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.
Item	2 is hereby amended to add the following:

Stacy Hock and William L. Thacker, III are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 31, 2019, Baines Creek Capital, LLC and its affiliated investment funds (collectively “Baines Creek”) issued an open letter to stockholders of the Issuer (the “Letter”) regarding Baines Creek’s intent to refrain from voting its shares to reach a quorum at the Issuer’s 2019 annual meeting of stockholders scheduled to be held on June 6, 2019 (the “Annual Meeting”).

In the Letter, Baines Creek stated its belief that the Issuer’s assets are significantly undervalued and that the Issuer’s share price has the potential to substantially appreciate if its balance sheet improves, but that the Issuer’s board of directors (the “Board”) has failed to take the steps required to place the Issuer on the path to unlock value.

Baines Creek further stated that it has attempted to constructively engage with the Board regarding its structure and composition, as well as means to enhance stockholder value. However, as stated in the Letter, when it became apparent to Baines Creek that the Board was unwilling to meaningfully engage, Baines Creek took steps to preserve its rights as a stockholder by submitting to the Issuer a notice of nominations, dated April 1, 2019 (the “Nomination Notice”), of its director candidates for election to the Issuer’s Board at the Annual Meeting.

Baines Creek further provides in the Letter that, on April 9, 2019, it received a letter from the Issuer’s legal counsel notifying Baines Creek that the Issuer had rejected the Nomination Notice, stating that Baines Creek was not a record holder of the Issuer’s shares as of the date of the Nomination Notice. The Letter states that Baines Creek had, in fact, previously initiated the transfer of certain of its Shares into record name with ample time to complete the process, but that the Issuer’s transfer agent rejected Baines Creek’s broker’s repeated attempts to effect the transfer on three separate occasions leading up to the Issuer’s April 1, 2019 nomination deadline for the Annual Meeting. Baines Creek further stated that it has some questions and concerns surrounding what may have gone wrong in the transfer process, since it cannot imagine how a large and reputable broker could receive such errors when attempting to effectuate a routine transfer on three separate occasions.

In the Letter, Baines Creek further stated that, as the Issuer’s largest stockholder, there is no question as to whether Baines Creek has the appropriate standing to nominate director candidates for election at the Annual Meeting, and that its interests are aligned with the Issuer’s stockholders. Baines Creek stated its belief that, by hiding behind an arcane, hyper-technical requirement under the Issuer’s Bylaws to undercut and prevent stockholder democracy, the Board is frustrating the spirit of the corporate governance process, and that stockholders should have the right to choose who represents them on the board of a company which they own.

13

CUSIP NO. 524706108

Baines Creek stated its belief that stockholders concerns must be taken seriously, and that it has therefore decided not to vote its Shares at the Annual Meeting to prevent the Issuer from obtaining the quorum required to duly hold the meeting. To that end, Baines Creek stated its intent not to vote its Shares at all, rather than casting a “NO” vote or abstaining. In addition, Baines Creek stated that the Issuer’s use of a plurality voting standard, viewed as an outdated corporate governance practice, allows each Issuer nominee to be elected upon receiving just one vote, since the election is uncontested. Accordingly, if the Issuer achieves a quorum at the Annual Meeting, the incumbent Board members will automatically be re-elected for another year, and stockholders will be denied the right to voice their opinions by voting their shares for the candidates that they believe will create the most value.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 114,812,812 Shares outstanding, as of May 16, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on May 20, 2019.

A.	BCP
(a)	As of the close of business on May 31, 2019, BCP beneficially owned 14,783,250 Shares.

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 14,783,250

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 14,783,250

4. Shared power to dispose or direct the disposition: 0

(c)	BCP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
B.	BCSPP
(a)	As of the close of business on May 31, 2019, BCSPP beneficially owned 9,919,802 Shares.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 9,919,802

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 9,919,802

4. Shared power to dispose or direct the disposition: 0

(c)	BCSPP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
14

CUSIP NO. 524706108

C.	BCP GP
(a)	BCP GP, as the general partner of BCP, may be deemed the beneficial owner of the 14,783,250 Shares owned by BCP.

Percentage: Approximately 12.9%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 14,783,250

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 14,783,250

(c)	BCP GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
D.	BCSPP GP
(a)	BCSPP GP, as the general partner of BCSPP, may be deemed the beneficial owner of the 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 9,919,802

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 9,919,802

(c)	BCSPP GP has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
E.	BCC
(a)	As the investment manager of each of BCP, BCSPP, BCP GP and BCSPP GP, and the general partner of each of BCP GP and BCSPP GP, BCC may be deemed the beneficial owner of the (i) 14,783,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 21.5%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 24,703,052

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 24,703,052

(c)	BCC has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
F.	Mr. Tracy
(a)	As of the close of business on May 31, 2019, Mr. Tracy directly owned 7,510 Shares. As a Managing Partner of each of BCP GP, BCSPP GP and BCC, Mr. Tracy may be deemed the beneficial owner of the (i) 14,783,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 21.5%

15

CUSIP NO. 524706108

(b)	1. Sole power to vote or direct vote: 7,510

2. Shared power to vote or direct vote: 24,703,052

3. Sole power to dispose or direct the disposition: 7,510

4. Shared power to dispose or direct the disposition: 24,703,052

(c)	Mr. Tracy has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
G.	Mr. Carter
(a)	As of the close of business on May 31, 2019, Mr. Carter beneficially owned 147,317 Shares, including 138,317 Shares jointly owned with his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 9,000

2. Shared power to vote or direct vote: 138,317

3. Sole power to dispose or direct the disposition: 9,000

4. Shared power to dispose or direct the disposition: 138,317

(c)	Mr. Carter has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
H.	Mr. Schumacher
(a)	As of the close of business on May 31, 2019, Mr. Schumacher directly owned 11,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 11,200

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 11,200

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Schumacher has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
I.	Mr. Williams
(a)	As of the close of business on May 31, 2019, Mr. Williams beneficially owned 1,880,109 Shares, including 1,700,237 Shares jointly owned with his spouse. As a Managing Partner of each of BCP GP, BCSPP GP and BCC, Mr. Williams may be deemed the beneficial owner of the (i) 14,783,250 Shares owned by BCP and (ii) 9,919,802 Shares owned by BCSPP.

Percentage: Approximately 23.2%

(b)	1. Sole power to vote or direct vote: 179,872

2. Shared power to vote or direct vote: 26,403,289

3. Sole power to dispose or direct the disposition: 179,872

4. Shared power to dispose or direct the disposition: 26,403,289

(c)	Mr. Williams has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
16

CUSIP NO. 524706108

J.	Ms. Hock
(a)	As of the close of business on May 31, 2019, Ms. Hock beneficially owned 452,301 Shares, including (i) 160,001 Shares held by trusts for the benefit of her children of which Ms. Hock and her spouse are trustees, (ii) 112,454 shares held in an IRA account in her name, (iii) 54,256 Shares held in an IRA in her spouses name and (iv) 125,590 Shares jointly owned with her spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 452,301

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 452,301

(c)	Ms. Hock has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
K.	Mr. Thacker
(a)	As of the close of business on May 31, 2019, Mr. Thacker did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Thacker has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 31, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

99.1	Letter to Stockholders, dated May 31, 2019.
99.2	Joint Filing Agreement by and among Baines Creek Partners, L.P., Baines Creek Special Purpose Partners, L.P., Baines Creek GP, L.P., Baines Creek SP GP, L.P., Baines Creek Capital, LLC, Kevin Tracy, Jeremy Carter, James Schumacher and Brian Williams, dated May 31, 2019.
17

CUSIP NO. 524706108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2019

Baines Creek Partners, L.P.

By:	Baines Creek GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Special Purpose Partners, L.P.

By:	Baines Creek SP GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek SP GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Capital, LLC

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

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CUSIP NO. 524706108

/s/ Brian Williams
Brian Williams Individually and as attorney-in-fact for Stacy Hock and William L. Thacker, III

/s/ Kevin Tracy
KEVIN TRACY

/s/ Jeremy Carter
JEREMY CARTER

/s/ James Schumacher
JAMES SCHUMACHER

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